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                         UNITED STATES
               Securities and Exchange Commission
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                     Argosy Gaming Company
                        (Name of Issuer

                          Common Stock
                 (Title of Class of Securities)

                           040228108
                         (CUSIP Number)

                                 December 31, 1998
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/  Rule 13d-1(b)

         /_/  Rule 13d-1(c)

         /_/  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
CUSIP No. 040228108


1.       Name of Reporting Persons
         S.S or I.R.S. Identification Nos. Of Above Persons (Entities Only)
         Kornitzer Capital Management, Inc.   ("KCM") 48-1069845


2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                       (a)
                                       (b)

3.       SEC Use Only


4.       Citizenship or Place of Organization
         Kansas


              5.   Sole Voting Power
Number of     _____________________________________________________________
Shares        6.   Shared Voting Power
Beneficially       2,465,062
Owned    __________________________________________________________________
By Each  7.   Sole Dispositive Power
Reporting     _____________________________________________________________
Person With:  8.   Shared Dispositive Power
                   2,465,062


9.       Aggregate Amount Beneficially Owner by Each Reporting Person
         2,465,062

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9)
         9.23%


12.      Type of Reporting Person (See Instructions)
         IA

CUSIP No. 040228108

Item 1.

         (a)  Name of Issuer.     Argosy Gaming Company, a Delaware corporation.

         (b) Address of Issuer's Principal Executive Offices. 219 Piasa Street, Alton, IL 62002.

Item 2.

         (a)  Name of Persons Filing.  Kornitzer Capital Management, Inc.
              ("KCM").

         (b) Address of Principal Business Offices or, if none, Residence. P.O. Box 918, Shawnee Mission, KS 66201.

         (c)  Citizenship.   Kansas corporation.

         (d) Title of Class of Securities. Common stock, no par value (the "Common Stock"), and 12% Convertible Debentures due June 1, 2001 (the "Convertible Debentures"), which are convertible into such shares of Common Stock.

         (e)  CUSIP Number.  040228108.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         ( a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)       Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

         (c) Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) Investment Company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

         (e)  x    An investment adviser in accordance with section Sect.
                   204.13d-1(b)((1)(ii)(E).
         (f)       An employee benefit plan or endowment fund in accordance with
                   Sect. 240.13d-1(b)(1)(ii)(F).

         (g) A parent holding company or control person in accordance with Sect. 240.13d-1(b)(ii)(G).

         (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j)       Group, in accordance with Sect. 240.13d-1(b)(ii)(J).

Item 4.  Ownership.

         The percent of Common Stock owned by KCM as of December 31, 1998 exceeds five percent, and the following information is provided as of that date.

         (a) Amount Beneficially Owned:    2,465,062

                   KCM's beneficial ownership of the Common Stock consists of 735,400 shares owned directly and 1,729,662 shares it is deemed to beneficially own through its holdings of the Convertible Debentures. KCM's Convertible Debenture holdings of $30,615,000 principal amount convert into shares of Common Stock at a rate of 56.4972 shares per $1,000 principal amount.

          (b) Percent of Class:   9.23%

         (c)       Number of Shares as to which such person has:

              (i)   sole power to vote or to direct the vote

              (ii)  shared power to vote or to direct the vote    2,465,062

              (iii) sole power to dispose or to direct the disposition of

              (iv)  shared power to dispose or to direct the disposition of
                                                                   2,465,062

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereto the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         KCM is an investment adviser with respect to the shares of Common Stock for the accounts of other persons who have the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock of Argosy Gaming Company.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         A parent holding company is not filing this Schedule, pursuant to Rule 13D-1(b)(ii)(G) promulgated under the Securities Exchange Act of 1934 (the "Act").

Item 8.  Identification and Classification of Members of the Group.

         A group is not filing this Schedule pursuant to Rule 13d-1(b)(ii)(J).

Item 9.  Notice of Dissolution of Group.

         A Notice of Dissolution is not applicable to the filing of this Schedule.

Item 10. Certification.

         (a) The following certification shall be included if the statement is filed pursuant to Sect. 240.13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are hot held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 27, 1999
                                  Date

                                  KORNITZER CAPITAL MANAGEMENT, INC.


                                  /s/ John C. Kornitzer
                                  By:  John C. Kornitzer, President